UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/ Maura Gedid (646) 452-2333 / 2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

March 2007 Up 22.6% Year over Year

Mexico City, April 10, 2007 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for March 2007 increased by 22.6% when compared to March 2006.

All figures in this announcement reflect comparisons between March 1 through March 31 2006 and 2007. Transit and general aviation passengers are excluded.

Domestic
Airport	March 2006	March 2007	% Change
Cancún	172,310	225,055	30.6
Cozumel	5,834	5,323	(8.8)
Huatulco	26,791	23,944	(10.6)
Merida	75,525	88,461	17.1
Minatitlán	15,997	17,073	6.7
Oaxaca	49,719	40,822	(17.9)
Tapachula	15,657	18,533	18.4
Veracruz	59,308	72,831	22.8
Villahermosa	60,540	63,110	4.2
Total Domestic	481,681	555,152	15.3

International
Airport	March 2006	March 2007	% Change
Cancún	739,596	934,777	26.4
Cozumel	34,450	62,994	82.9
Huatulco	12,648	14,673	16.0
Merida	13,854	12,851	(7.2)
Minatitlán	322	305	(5.3)
Oaxaca	7,543	3,034	(59.8)
Tapachula	357	247	(30.8)
Veracruz	5,165	5,091	(1.4)
Villahermosa	3,702	4,127	11.5
Total International	817,637	1,038,099	27.0

Total
Airport	March 2006	March 2007	% Change
Cancún	911,906	1,159,832	27.2
Cozumel	40,284	68,317	69.6
Huatulco	39,439	38,617	(2.1)
Merida	89,379	101,312	13.4
Minatitlán	16,319	17,378	6.5
Oaxaca	57,262	43,856	(23.4)
Tapachula	16,014	18,780	17.3
Veracruz	64,473	77,922	20.9
Villahermosa	64,242	67,237	4.7
ASUR Total	1,299,318	1,593,251	22.6

The large rise in the year-over-year comparison at Cancun and Cozumel airports was mainly due to sharply reduced passenger traffic in March 2006 as a result of damage inflicted by Hurricane Wilma, which hit the Yucatan Peninsula in October 2005. Although there has since been a substantial recovery, passenger traffic at Cozumel airport continues to be affected by the impact of Hurricane Wilma.

Ongoing public demonstrations in the city of Oaxaca have adversely affected tourism in the area. The protests began in May 2006 as a teachers’ strike but have grown into more widespread unrest against the Oaxaca state government. The US State Department has issued an advisory regarding travel to Oaxaca. At this time we are unable to predict whether or how the conflict will be resolved, or how the ongoing demonstrations may affect our operations.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date:April 10, 2007